SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                 SCHEDULE 13D*
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. __)*

                                 RailAmerica, Inc.
                                 (Name of Issuer)

                          Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   750753105
                                 (CUSIP Number)

                                William Ehrman
            350 Park Avenue, 11th Fl., New York, NY 10022 (212) 755-9000
                     (Name, address and telephone number of person
                    authorized to receive notices and communications)

                                 March 3, 1999
                (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following pages)

                           (Page 1 of 19 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 750753105                 13D                    Page 2 of 29 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                 EGS Associates, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 606,110
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 606,110
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 606,110
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                5.2%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 750753105                 13D                    Page 3 of 29 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              EGS Partners, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,363,205
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,369,105
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 2,369,105
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                20.3%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 750753105                 13D                    Page 4 of 29 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                  Bev Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 344,121
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 344,121
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 344,121
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                3.0%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 750753105                 13D                    Page 5 of 29 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                     Jonas Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 65,599
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 65,599
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 65,599
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 0.6%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 750753105                 13D                    Page 6 of 29 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                 William Ehrman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          AF, OO, PF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                15,000
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 3,384,144
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                15,000
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 3,390,044
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 3,405,044
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                29.2%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 750753105                 13D                    Page 7 of 29 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                                 Frederic Greenberg
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          AF, OO, PF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                100
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 3,384,144
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                100
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 3,390,044
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 3,390,144
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                29.1%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 750753105                 13D                    Page 8 of 29 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                                 Julia Oliver
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          AF, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                        -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 3,384,144
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                        -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 3,390,044
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 3,390,044
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)           29.1%

-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 750753105                 13D                    Page 9 of 29 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                                 Jonas Gerstl
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          AF, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 3,384,144
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 3,390,044
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 3,390,044
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                29.1%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 750753105                 13D                    Page 10 of 29 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                                 William Lautman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          AF, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                  3,384,144
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 3,390,044
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 3,390,044
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                29.1%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
<PAGE

CUSIP No. 750753105                 13D                    Page 11 of 29 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                                 EGS Management, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,020,930
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 1,020,930
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 1,020,930
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                8.8%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 00
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 750753105                 13D                   Page 12 of 29 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                 FK Investments, L.P.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
 (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 5,100
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 5,100
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 5,100
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                .04%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 750753105                 13D                    Page 13 of 29 Pages
-----------------------------------------------------------------------------
ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the common stock, $.001 par value (the "Common Stock"), issued by RailAmerica, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 5300 Broken Sound Blvd., N.W. Boca Raton, Florida 33487.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This statement is filed by (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to shares of Common Stock beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to shares of Common Stock held in discretionary accounts managed by EGS Partners, (iii) Bev Partners, L.P., a New York limited partnership ("Bev Partners"), with respect to shares of Common Stock beneficially owned by it, (iv) Jonas Partners, L.P., a New York limited partnership ("Jonas Partners"), with respect to shares of Common Stock beneficially owned by it, (v) William Ehrman, with respect to shares of Common Stock beneficially owned by him, EGS Associates, EGS Partners, Bev Partners, FK Investments and Jonas Partners; (vi) Frederic Greenberg, with respect to shares of Common Stock beneficially owned by him, EGS Associates, EGS Partners, Bev Partners, FK Investments and Jonas Partners; (vii) Julia Oliver, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, FK Investments and Jonas Partners,(viii) Jonas Gerstl, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, FK Investments and Jonas Partners; (ix) William D. Lautman, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, FK Investments and Jonas Partners; (x) EGS Management, L.L.C., a Delaware limited liability company ("EGS Management") with respect to shares of Common Stock beneficially owned by EGS Associates, BEV Partners, FK Investments and Jonas Partners; and (xi) FK Investments, L.P. ("FK Investments"), with respect to Shares of Common Stock beneficially owned by it. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
     The members of each of EGS Management and EGS Partners are William Ehrman, Frederic Greenberg, Julia Oliver, Jonas Gerstl and William D. Lautman (collectively, the "Managing Members").
     (b) The address of the principal business and principal office of (i) EGS Associates, EGS Management, EGS Partners, Bev Partners, Jonas Partners, FK Investments and each of the Managing Members is 350 Park Avenue, 11th Floor, New York, New York 10022.
     (c) The principal business of each of EGS Associates, Bev Partners, FK Investments and Jonas Partners is that of a private investment partnership, engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts. The present principal occupations of the Managing

CUSIP No. 750753105                 13D                    Page 14 of 29 Pages
-----------------------------------------------------------------------------
Members are as Managing Members of EGS Management and EGS Partners. The principal business of EGS Management is to serve as general partner to certain private investment partnerships.
     (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
     (f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates, FK Investments and Bev Partners are Delaware limited partnerships. Jonas Partners is a New York limited partnership. EGS Partners and EGS Management are Delaware limited liability companies.

Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the Common Stock beneficially owned by EGS Associates, EGS Partners, (exclusive of Common Stock beneficially owned by EGS Overseas), EGS Overseas, Bev Partners,
Jonas Partners, and FK Investments is approximately $3,593,264, $24,034,180, $44,908, $2,422,286, $414,311 and $48,351 respectively. The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ehrman and his immediate family is approximately $136,890. The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Greenberg is approximately $987.

     Messrs. Gerstl and Lautman and Ms. Oliver currently own directly no shares of Common Stock.

     The shares of Common Stock purchased by each of EGS Associates, Bev Partners, FK Investments and Jonas Partners were purchased with the investment capital of the respective entities. The shares of Common Stock purchased by EGS Partners were purchased with the investment capital of discretionary accounts under its management. The shares of Common Stock purchased by Mr. Greenberg and by Mr. Ehrman were purchased with personal funds.

     The shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, FK Investments and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at NationsBank Montgomery, and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Non-margin accounts are maintained at Deutsche Bank (formerly Bankers Trust Company). The shares owned by Mr. Greenberg and by Mr. Ehrman are held in

CUSIP No. 750753105                 13D                    Page 15 of 29 Pages
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accounts maintained at Bank of America Securities, LLC.  Currently, the
interest rate charged on such various margin accounts is approximately 7.75% per annum.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     The purpose of the acquisition of the shares of the Common Stock by the Reporting Persons was for investment. Each may dispose of any or all of the shares of Common Stock held by it or him at any time.

     None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through
(j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

CUSIP No. 750753105                 13D                    Page 16 of 29 Pages

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Item 5.     Interest in Securities of the Issuer.

     (a) The approximate aggregate percentage of Common Stock reported beneficially owned by each person herein is based 11,645,652 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 12, 1999, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the
"Commission") for the fiscal quarter ended September 30, 1999.

     As of the close of business on January 12, 2000:

          (i) EGS Associates owns beneficially 606,110 shares of Common Stock (including warrants to purchase 10,212 shares), constituting approximately 5.2% of the shares outstanding.

          (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 2,369,105 shares (including warrants to purchase 32,339 shares), constituting approximately 20.3% of the shares outstanding, purchased for discretionary accounts managed by it.

          (iii) Bev Partners owns beneficially 344,121 shares of Common Stock (including warrants to purchase 5,106 shares), constituting approximately 3.0% of the shares outstanding.

          (iv) Jonas Partners owns beneficially 65,599 shares of Common Stock (including warrants to purchase 3,404 shares), constituting less than 1% of the shares outstanding.

          (v) Mr. Ehrman owns beneficially through ownership by himself, 15,000 shares of Common Stock, constituting less than 1% of the shares outstanding.

          (vi) Mr. Greenberg owns beneficially through ownership by himself 100 shares of Common Stock, constituting less than 1% of the shares outstanding.

          (vii) Messrs. Gerstl and Lautman and Ms. Oliver own directly no shares of Common Stock.

          (viii) EGS Management owns directly no shares of Common Stock. By reason of provisions of Rule 13d-3 of the Act, EGS Management may be deemed to own beneficially the 1,020,939 shares beneficially owned by EGS Associates, FK Investments, BEV Partners and Jonas Partners.

          (ix) FK Investments owns beneficially 5,100 shares of Common Stock, constituting less than 1% of the shares outstanding

CUSIP No. 750753105                 13D                    Page 17 of 29 Pages

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          By reason of the provisions of Rule 13D-3 of the Act, each of the
Managing Members may be deemed to own the 606,110 shares of Common Stock beneficially owned by EGS Associates, the 2,369,105 shares beneficially owned by EGS Partners, the 344,121 shares beneficially owned by Bev Partners, the 5,100 shares owned by FK Investments and the 65,599 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, EGS Management, Bev Partners, FK Investments and Jonas Partners are aggregated, they total 3,390,044 shares of Common Stock, constituting approximately 29.1% of the shares outstanding.

          (viii) In the aggregate, the Reporting Persons own beneficially a total of 3,405,144 shares of Common Stock, constituting approximately 29.2% of the shares outstanding.

     (b) (i) Each of EGS Associates, EGS Partners, Bev Partners and Jonas Partners has the power to vote on all of the shares of Common Stock, except for 5,900 shares held by one of the discretionary accounts, and to dispose of all of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of the discretionary accounts is party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

            (ii) Mr. Ehrman has sole power to vote 15,000 shares that he personally owns.

     (c) The trading dates, number of shares purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to March 3, 1999, by EGS Associates, EGS Partners, Bev Partners, FK Investments, Jonas Partners and Fred Greenberg are set forth in Schedules A, B, C, and D, E, F and G, and, except as indicated, were all effected in the over-the-counter market. During such period, Messrs. Ehrman, Gerstl and Lautman and Ms. Oliver, did not enter into any transactions in the Common Stock. See Item 6 for a description of shares issuable upon the exercise of the warrants.

     (d) No person other than each respective record owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Certain of the reporting persons are party to an Agreement with the Company pursuant to which they agreed, among other things, (i) to restrict themselves from certain actions (including, without limitation, seeking to influence the Company's management, attempting to change the Company's management, soliciting proxies with respect to shares of the Company, depositing voting securites in a voting trust, taking action to acquire control of the Company, and seeking to influence any of the Company's contractual relationships) at such time that they own beneficially and/or of record 15% of the outstanding shares of Common Stock and (ii) that they will not in the aggregate acquire beneficially or of record, individually or in the aggregate in excess of 19.9% of the outstanding shares of Common Stock. Subsequent thereto, the Company waived the 19.9% restriction to permit the parties thereto to own 30% of the outstanding shares of Common Stock until the earlier of certain specified events.
       The warrants expire on March 3, 2000 and entitle the holder to purchase the shares of Common Stock at a price of $10.125 per share.
       With respect to shares purchased in private placements by BEV Partners, EGS Partners, Jonas Partners and EGS Associates on March 3, 1999, the Company has agreed, within 90 days of the initial closing of the offering to use its best efforts to file a registration statement with the SEC as necessary to permit, commencing 6 months after the initial closing date, the registered sale of the Common Stock for 18 months. The Reporting Persons also received piggy-back registration rights within 24 months after the initial closing
ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     The following exhibit is being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13D-1(f)(1) of the Act.

CUSIP No. 750753105                 13D                    Page 18 of 29 Pages

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                                SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 14, 2000

                            /s/ William Ehrman
                            --------------------------------
                            William Ehrman, individually and as Managing
                            Member of EGS Management, L.L.C. on behalf of EGS Management, L.L.C. and on behalf of EGS ASSOCIATES, L.P., BEV PARTNERS, L.P., and JONAS PARTNERS, L.P., and as a member of EGS PARTNERS, L.L.C.

                            /s/ Frederic Greenberg
                            --------------------------------
                            Frederic Greenberg, individually

                            /s/ Jonas Gerstl
                            --------------------------------
                            Jonas Gerstl, individually

                            /s/ William Lautman
                            --------------------------------
                            William Lautman, individually

                            /s/ Julia Oliver
                            --------------------------------
                            Julia Oliver, individually

CUSIP No. 750753105                 13D                    Page 19 of 29 Pages

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                                Schedule A
                                ----------


                           EGS Associates, L.P.
                           --------------------

                     Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
- ------------------------------------------------------------------------


2/24/99*                         45390                     8.81251
3/1/99*                          22695                     8.81251
3/18/99                           2867                      8.087
3/22/99                           2260                      8.067
3/23/99                           4945                       .880
4/6/99                            1700                      8.832
4/6/99                            5403                      8.750
4/14/99                           3700                      9.611
4/20/99                           1330                     10.008
4/21/99                           2633                      9.947
5/12/99                           2350                      9.062
6/2/99                            3995                      9.687
6/2/99                             353                      9.768
6/17/99                           1413                      9.962
6/17/99                           1078                      9.925
12/22/99                          8500                      8.625
1/3/00                            7200                      8.474
1/1/00                           15000                      8.5625




*purchased in a private placement from the Company

CUSIP No. 750753105                 13D                    Page 20 of 29 Pages

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                               Schedule B
                               ----------

                          EGS Partners, L.L.C.
                          --------------------
                  (excluding EGS Overseas Fund Limited)

                    Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
- ------------------------------------------------------------------------

3/18/99...........................34........................4.415
3/22/99...........................26.......................11.477
3/23/99...........................60........................3.021
4/6/99............................80........................4.117
4/20/99...........................15.......................13.895
4/21/99...........................30......................572.740
5/12/99...........................20.....................1035.625
6/2/99............................34......................928.012
6/17/99...........................21.....................1127.614
12/22/99.........................100........................8.625
12/30/99........................3000........................8.736

1/5/99..........................2100........................7.703
1/6/99..........................2500........................6.460
1/7/99..........................4000........................2.015
1/7/99..........................3000........................8.295
1/8/99..........................2000.......................18.750
1/11/99.........................2000.......................31.546
1/12/99.........................1000.......................21.456
1/13/99.........................3200........................2.995
1/14/99.........................5000........................0.804
1/15/99.........................8200........................0.983
1/25/99.........................2700........................1.763
1/26/99.........................1200.......................33.854
1/27/99..........................500.......................37.490
1/28/99.........................1000......................101.448
1/29/99..........................600.......................15.933
2/4/99..........................5000........................3.093
2/17/99.........................2000.......................23.056
2/18/99........................11000........................1.016
3/2/99..........................1000.......................29.854
3/3/99..........................1700.......................18.965
3/10/99.........................5000........................3.493
3/11/99.........................1200.......................49.437
3/12/99.........................3200........................6.395
3/15/99.........................3500.......................12.521

CUSIP No. 750753105                 13D                    Page 21 of 29 Pages

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3/16/99.........................2000.......................28.832
3/18/99.........................7336........................7.557
3/19/99.........................2500.......................59.714
3/22/99.........................5432........................5.981
4/1/99..........................6500.......................14.471
4/5/99..........................6200........................9.941
4/6/99.........................17061........................1.874
4/7/99..........................3700.......................17.007
4/8/99.........................10800........................3.121
4/16/99.........................6200........................4.046
4/20/99.........................3195........................7.813
4/21/99.........................6326.......................13.478
4/22/99.........................3500.......................24.146
4/23/99.........................2500........................7.908
4/26/99.........................2500.......................46.111
4/27/99.........................8500........................1.731
4/28/99.........................8500........................1.368
4/29/99.........................2000.......................12.294
4/30/99........................11700........................2.174
5/3/99..........................1500.......................18.995
5/4/99..........................1200.......................67.769
5/4/99..........................2500.......................24.578
5/5/99..........................2600.......................23.383
5/11/99.........................3000........................3.187
5/12/99.........................8700........................5.052
5/12/99.........................6780........................9.916
5/13/99.........................6500........................9.638
5/14/99.........................1000.......................68.864
5/17/99.........................4600.......................12.483
5/18/99.........................7000........................6.655
5/20/99.........................6200.......................12.772
5/24/99.........................6900........................2.754
5/25/99.........................5800.......................10.233
5/26/99.........................4700.......................23.757
5/27/99.........................8100........................1.230
5/28/99.........................2000.......................26.315
6/1/99..........................6100........................5.070
6/2/99.........................11526........................3.000
6/2/99..........................1020.......................95.937
6/4/99..........................5300.......................23.820
6/11/99.........................3100.......................15.524
6/14/99.........................3500........................6.225
6/15/99........................10100........................5.958
6/16/99........................13000........................5.143
6/17/99.........................5000........................2.596
6/17/99.........................2187........................5.451
6/18/99.........................6000.......................14.261
6/21/99.........................6700........................0.746
6/22/99.........................1300.......................48.738
6/23/99.........................1200.......................59.054

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6/24/99.........................8600........................9.625
6/25/99..........................500......................290.625
6/28/99.........................6300.......................11.756
6/29/99.........................7000........................6.964
6/30/99.........................8000........................3.086
7/1/99..........................7700.......................10.386
7/2/99...........................500.......................10.695
7/6/99..........................6800.......................10.622
7/6/99...........................500.......................10.463
7/7/99..........................4000.......................10.429
7/8/99..........................4500.......................10.438
7/9/99..........................3200.......................10.449
7/12/99.........................1200.......................10.258
7/12/99.........................3200.......................10.345
7/13/99.........................5100.......................10.220
7/14/99.........................1000.......................10.276
7/15/99.........................4400.......................10.198
7/16/99.........................3500........................9.947
7/19/99.........................3600........................9.830
7/20/99.........................2500........................9.733
7/21/99.........................3600........................9.514
7/22/99.........................4700........................9.438
7/23/99.........................3500........................9.447
7/27/99.........................5000........................9.438
7/27/99.........................5200........................9.480
7/28/99.........................3400........................9.432
7/29/99.........................1500........................9.508
7/30/99.........................3100........................9.506
8/2/99..........................3000........................9.508
8/3/99..........................5800........................9.391
8/4/99..........................3000........................9.466
8/5/99..........................3000........................9.716
8/9/99..........................5400........................9.806
8/10/99........................10200........................9.544
8/11/99.........................4600........................9.490
8/12/99.........................7300........................9.458
8/13/99.........................5200........................9.468
8/16/99..........................500........................9.445
8/17/99.........................5100........................9.227
8/18/99..........................400........................9.250
8/19/99........................22200........................9.212
8/20/99.........................5200........................9.322
8/20/99.........................3000........................9.213
8/23/99........................11000........................9.696
8/24/99........................10500........................9.683
8/25/99.........................4500........................9.758
8/26/99.........................5400........................9.676
8/27/99........................10300........................9.604
8/30/99.........................3500........................9.615
8/31/99.........................6600........................9.848
9/1/99..........................4000.......................10.013

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9/1/99..........................5000.......................10.188
9/2/99..........................7700.......................10.240
9/3/99..........................8300.......................10.315
9/3/99...........................600.......................10.310
9/7/99..........................5100.......................10.338
9/9/99..........................2500.......................10.270
9/10/99.........................2500.......................10.295
9/10/99........................10000.......................10.125
9/13/99..........................500.......................10.245
9/14/99.........................5000.......................10.201
9/15/99.........................6000.......................10.060
9/16/99.........................4700........................9.998
9/16/99..........................300........................9.983
9/17/99.........................2000........................9.775
9/17/99.........................9200........................9.847
9/20/99.........................2900........................9.822
9/21/99.........................6100........................9.929
9/23/99.........................7300........................9.790
9/24/99.........................5900........................9.731
9/28/99.........................2700........................9.843
9/29/99.........................5500........................9.772
10/1/99.........................3000........................9.887
10/4/99.........................6900........................9.827
10/5/99.........................2000........................9.995
10/6/99.........................3300........................9.953
10/7/99.........................3700........................9.908
10/8/99.........................11400.......................9.885
10/12/99........................1500........................9.737
10/13/99........................7600........................9.711
10/14/99........................6000........................9.794
10/15/99........................9500........................8.948
10/18/99........................16000.......................8.158
10/19/99........................2000........................8.060
10/19/99........................3500........................7.906
10/20/99........................4000........................7.860
10/21/99........................1000........................7.935
10/22/99........................4200........................7.928
10/25/99........................7000........................7.816
10/27/99........................3000........................7.685
10/28/99........................5000........................7.623
10/29/99........................2900........................7.567
11/1/99.........................1300........................7.661
11/2/99.........................1500........................7.598
11/3/99.........................1500........................7.456
11/5/99.........................5000........................7.532
11/8/99.........................2500........................7.435
11/9/99.........................5000........................7.354
11/11/99........................2200........................7.323
11/12/99........................1300........................7.322
11/16/99........................1200........................7.373
11/17/99........................3000........................7.373

CUSIP No. 750753105                 13D                    Page 24 of 29 Pages

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11/18/99........................1650........................7.492
11/24/99........................5100........................8.094
11/26/99........................1500........................8.123
12/1/99.........................9500........................8.010
12/2/99.........................2500........................7.950
12/3/99.........................4500........................8.069
12/13/99........................2000........................9.691
12/14/99........................12200.......................9.318
12/15/99........................1000........................9.498
12/16/99........................1500........................9.435
12/20/99........................4100........................8.795
12/21/99........................3300........................8.916
12/22/99.......................37500........................8.625
12/22/99.........................500........................8.998
12/23/99........................4600........................8.657
12/27/99........................1000........................8.716
12/28/99........................5000........................8.788
12/29/99.......................14400........................8.886
12/30/99........................6900........................8.736
12/31/99........................6700........................8.675
1/3/00..........................7200........................8.534

2/24/99*....................158865......................8.81251
3/1/99*.....................56737......................8.81259

*purchased in a private placement from the Company

CUSIP No. 750753105                 13D                    Page 25 of 29 Pages

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                               Schedule C
                               ----------

EGS Overseas Fund Limited
                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
- ------------------------------------------------------------------------

2/26/99.......................400                        1.750
12/30/99.....................2000........................8.736

CUSIP No. 750753105                 13D                    Page 26 of 29 Pages

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                              Schedule D
                              ----------

                           Bev Partners, L.P.
                           ------------------

                  Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
- ------------------------------------------------------------------------
1/4/99...........................5000......................8.385
2/4/99...........................1500......................8.154
2/11/99..........................2500......................9.610
2/24/99*.......           ......22695....................8.81251
3/1/99*.......             .....11347.....................8.8129
3/1/99...........................1300......................9.406
3/5/99...........................2000......................9.529
3/18/99...........................963......................8.087
3/22/99...........................782......................8.067
3/23/99..........................1695......................7.880
3/24/99..........................2500......................8.328
3/25/99..........................3000......................8.431
3/26/99..........................1000......................8.548
3/29/99.........................11000......................8.782
3/30/99..........................3800......................8.774
3/31/99.........................11500......................8.704
4/6/99...........................2456......................8.750
4/9/99...........................4100......................8.967
4/12/99..........................2800......................9.219
4/13/99..........................7500......................9.379
4/15/99..........................1000.....................10.040
4/19/99..........................6900.....................10.127
4/20/99...........................460.....................10.008
4/21/99..........................9119........................947
5/12/99...........................850......................9.063
6/2/99...........................1445......................9.688
6/2/99............................127......................9.768
6/7/99...........................1500......................9.875
6/7/99...........................4700......................9.988
6/17/99...........................901......................9.925
8/6/99...........................2800......................9.932
9/8/99............................700.....................10.195
9/22/99..........................3600......................9.810
9/22/99..........................1500......................9.820
9/27/99...........................800......................9.718
9/30/99..........................7500......................9.807

CUSIP No. 750753105                 13D                    Page 26 of 29 Pages

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10/11/99.........................7200......................9.730
11/15/99..........................500......................7.373
12/22/99.........................3900......................8.625
*purchased in a private placement from the Company

CUSIP No. 750753105                 13D                    Page 27 of 29 Pages

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                              Schedule E
                              ----------

                          Jonas Partners, L.P.
                           ------------------

                  Transactions in the Common Stock


                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------------

8/19/99...........................500.......................9.258
3/1/99*...........22695.....................8.81251


                              Schedule F
                              ----------

                          FK INVESTMENTS, L.P.
                          --------------------

                  Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------------

            6/2/99          15000        0.258
            6/7/99           7500        0.037
6/23/99         (5000)       0.042
6/24/99         (2500)       0.189
7/7/99          (1000)      10.180
7/9/99          (1000)      10.180
7/14/99         (3000)      10.055
7/26/99          5100        9.481
8/12/99        (10000)       9.365


*purchased in a private placement from the Company

CUSIP No. 750753105                 13D                    Page 28 of 29 Pages

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                              Schedule G
                              ----------

                          Frederic Greenberg
                          ------------------


Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------------

5/21/99                          100                      9.8725

CUSIP No. 750753105                 13D                    Page 29 of 29 Pages

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               PURSUANT TO RULE 13D-1(f) 1
The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  January 14, 2000

                            /s/ William Ehrman
                            --------------------------------
                            William Ehrman, individually and as Managing
                            Member of EGS Management, L.L.C. on behalf of EGS Management, L.L.C. and on behalf of EGS ASSOCIATES, L.P., BEV PARTNERS, L.P., and JONAS PARTNERS, L.P., and as a member of EGS PARTNERS, L.L.C.

                            /s/ Frederic Greenberg
                            --------------------------------
                            Frederic Greenberg, individually

                            /s/ Jonas Gerstl
                            --------------------------------
                            Jonas Gerstl, individually

                            /s/ William Lautman
                            --------------------------------
                            William Lautman, individually

                            /s/ Julia Oliver
                            --------------------------------
                            Julia Oliver, individually

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